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                             May 26, 2023

       Benjamin Sullivan
       Executive Vice President, General Counsel and Corporate Secretary Diversified Energy Co PLC
       1600 Corporate Drive
       Birmingham, Alabama 35242

                                                        Re: Diversified Energy
Company plc
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted May 1,
2023
                                                            CIK No. 0001922446

       Dear Benjamin Sullivan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form F-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources
       Asset Retirement Obligations, page 79

   1. We note your discussion and quantification on page 80 regarding i) the PV-10 from your reserves models, after
consideration of your asset retirement costs, calculated with forward pricing, and
ii) your statement that these models have resulted in a PV-10 that illustrates
"residual cash flows well beyond our retirement obligations.    Please
                                                        address the following:

                                                              Please tell us
your consideration of the need to provide disclosures pursuant to Item
 Benjamin Sullivan
FirstName
DiversifiedLastNameBenjamin  Sullivan
           Energy Co PLC
Comapany
May        NameDiversified Energy Co PLC
     26, 2023
May 26,
Page 2 2023 Page 2
FirstName LastName
              10(e) of Regulation S-K given that this PV-10 appears to be calculated in a manner different from the non-IFRS measure of PV-10 located on page 6, as one example.

                Revise your disclosure so as not to imply that these alternative PV-10 measures represent the residual cash flow available to the Company for discretionary expenditures. In this regard, we note that mandatory debt service requirements or other non-discretionary expenditures are not also highlighted in this discussion.
Business
Summary of Reserves, page 89

2. Please obtain and file the third party reserve report prepared by Netherland, Sewell
         & Associates, Inc. as of December 31, 2022 as an exhibit to your filing. Refer to the disclosure requirements in Item 1202(a)(8) of Regulation S-K. Proved Reserves, page 90

3. Please revise your discussion of the changes that occurred in total proved reserves, shown under the sections:Revisions to Previous Estimates, Purchase of Reserves in Place, and
         Sales of Reserves in Place, to clearly identify the year in which the changes occurred.
         Refer to the disclosure requirements in FASB ASC 932-235-50-5. Productive Wells, page 91

4. Please expand your disclosure to include a separate section header presenting the exploratory and development drilling activities that occurred during each of the last two fiscal years. Your disclosure should separately identify the number of net productive and dry exploratory and development wells drilled in which you owned an interest, including wells drilled by operators other than you, during each annual period. If you did not participate in any such wells, please clarify your disclosure. Refer to the disclosure requirements in Item 1205 of Regulation S-K.
5. As part of the expanded disclosure of your drilling activities, include a separate description of your present activities, including the number of gross and net wells in the process of being drilled, completed or waiting on completion and any other related activities of material importance at the end of your most recent fiscal year and any subsequent updates to these activities as of the date of your current filing. If there were no such activities in progress, please clarify your disclosure. Refer to
Item 1206 of
         Regulation S-K.
Proved Undeveloped Reserves, page 91

6. Please expand your disclosure to include the capital expenditures associated with converting proved undeveloped reserves to proved developed during the year ended
         December 31, 2022. Refer to the disclosure requirements in Item 1203(c) of Regulation S-
         K.
 Benjamin Sullivan
FirstName
DiversifiedLastNameBenjamin  Sullivan
           Energy Co PLC
Comapany
May        NameDiversified Energy Co PLC
     26, 2023
May 26,
Page 3 2023 Page 3
FirstName LastName
Compensation of Executive Directors
Executive Director Employment Agreements, page 114

7.       For Robert Russell (   Rusty   ) Hutson, Jr. and Bradley G. Gray you
disclose written service
         agreements, with such agreements entitling Messrs Huton and Gray to receive an opportunity to earn an annual discretionary performance-based bonus of up to 175% and
         150% of base salary, respectively, subject to the achievement of performance goals determined in accordance with your annual bonus plan. Please disclose the performance goals in your annual bonus plan for each executive. See Item 6.B of Form 20-F.
Report of Independent Registered Public Accounting Firm, page F-2

8. We note that the second sentence in the first paragraph retained language referring to the financial statements as of December 31, 2021 and 2020. Please revise as necessary for the updated financial statements included in this registration statement. Notes to the Consolidated Financial Statements
Note 29-Supplemental Natural Gas and Oil Information (Unaudited)
Estimated Reserves, page F-62

9. We note the column summarizing the changes in total net proved reserves as Boe amounts includes an entry for the 2022 Purchase of Reserves In Place of 554,174 MBoe. This
         figure appears to be a typographical error and is inconsistent with the comparable disclosure provided elsewhere on page 90. Please review and correct the value.
10. Your explanation of the changes that occurred due Revisions of Previous Estimates, provided here and elsewhere on page 90, indicates the 90,251 MBoe revision in 2021 and the 63,302 MBoe revision in 2022 primarily resulted from higher commodity prices. Your explanation of the 2022 change identifies additional changes for other unrelated factors but does not include the net quantities associated with such changes.

         Please expand your discussion to include an explanation relating to each of the individual factors that contributed to the overall change in the line item for each period presented. If two or more unrelated factors are combined to arrive at the overall change, your revised disclosure should separately identify and quantify each factor, including offsetting factors, so that the change in net reserve quantities between periods is fully explained.

         Please similarly revise your disclosure of changes in the net quantities of total proved reserves on page 90. Refer to the disclosure requirements in FASB ASC 932-235-
         50-5.
Cost Incurred in Natural Gas and Oil Property Acquisition, Exploration and Development
Activities, page F-64

11. Please expand your disclosure to separately present the costs incurred for exploration and development for 2022 and 2021. Refer to the disclosure requirements in FASB ASC 932-
 Benjamin Sullivan
Diversified Energy Co PLC
May 26, 2023
Page 4
      235-50-18.
        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon
Buskirk, Staff Accountant, at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at
202-551-4727 or John Hodgin, Petroleum Engineer, at 202-551-3699 with questions about engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
5516548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.



                                                          Sincerely,
FirstName LastNameBenjamin Sullivan
                                                          Division of
Corporation Finance
Comapany NameDiversified Energy Co PLC
                                                          Office of Energy &
Transportation
May 26, 2023 Page 4
cc:       Ryan J. Lynch, Esq.
FirstName LastName